EXHIBIT 99.1

SnipGold Shareholders Overwhelmingly Approve Arrangement

TORONTO, June 15, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) ("Seabridge") and SnipGold Corp. (TSX-V:SGG) ("SnipGold") are pleased to announce that SnipGold held its annual general and special meeting of shareholders earlier today, and that the previously announced statutory arrangement (the "Arrangement") involving Seabridge and SnipGold was overwhelmingly approved by SnipGold’s shareholders.

Approximately 76% of SnipGold’s shares were represented at the meeting in person or by proxy. 98.41% of the shares represented at the meeting were voted in favour of the Arrangement and 98.30% of the shares represented by “minority” shareholders (shareholders other than SnipGold’s CEO and his related parties and joint actors, as required by applicable securities laws) were voted in favour of the Arrangement.  Shareholders also approved all other matters presented at the meeting, including the proposed option extension. Pursuant to the Arrangement, SnipGold shareholders will receive 1/63rd of a common share of Seabridge for each common share of SnipGold held.

SnipGold will apply for a final order approving the Arrangement in the Supreme Court of British Columbia on June 17, 2016. If all conditions specified in the Arrangement Agreement are satisfied or waived, it is anticipated that the Arrangement will become effective on or about June 21, 2016.

About SnipGold Corp.

SnipGold Corp. (formerly Skyline Gold Corporation) is a Canadian exploration company focused on exploration in the Golden Triangle Area of northwestern B.C. SnipGold's primary asset is a contiguous block of ground in excess of 286 sq km in size which has been consolidated through a series of transactions that began in 2005. The consolidated land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the past 20 years.

About Seabridge Gold Inc.

Seabridge's principal assets are the 100% owned KSM property located near Stewart, British Columbia, and the 100% owned Courageous Lake gold project located in the Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the company's website at www.seabridgegold.net.

On Behalf of the Board of Directors SnipGold Corp. “Patrick Soares” Patrick Soares, Chairman of the Board	On behalf of the Board of Directors Seabridge Gold Inc. “Rudi Fronk” Rudi Fronk, Chairman and Chief Executive Officer

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Forward-Looking Information Disclaimer

This release contains certain “forward-looking information” under applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the events and transactions contemplated by the Arrangement Agreement.  Forward-looking information and forward looking statements (herein “forward-looking information”) reflect SnipGold’s and Seabridge’s current internal expectations or beliefs and is based on information currently available to the two companies and includes statements with respect to the effective date of the Arrangement.  In some cases forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, ”projects”, “potential”, “scheduled”, “forecast”, “budget” or the negative of those terms or other comparable terminology.  Assumptions upon which such forward-looking information is based include, among others, that the conditions to closing of the Arrangement will be satisfied, that the transactions contemplated by the Arrangement Agreement will be completed on the terms set out the Arrangement Agreement, that all required regulatory, court and governmental approvals will be obtained on a timely basis, and that the business prospects and opportunities of each of the companies will proceed as anticipated.  Many of these assumptions are based on factors and events that are not within the control of SnipGold or Seabridge, and there is no assurance they will prove to be correct or accurate. Risk factors that could cause actual results to differ materially from those predicted herein include, without limitation: that the Arrangement will not be completed at all or on the terms less favourable to one party or the other, that required regulatory or court approvals will not be obtained and that the business prospects and opportunities of each of the companies will not proceed as anticipated.  In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), as well as the risks disclosed by Seabridge and SnipGold in their respective filings on SEDAR at www.sedar.com.  Forward-looking information is not a guarantee of future performance and actual results and future events could differ materially from those discussed in any such forward-looking information.  All of the forward-looking information contained in this news release is qualified by these cautionary statements.  Readers cannot be assured that actual results will be consistent with such statements.  The Arrangement may not be completed on the terms described above, or at all.  Accordingly, readers are cautioned against placing undue reliance on any of the forward-looking information contained herein.  SnipGold and Seabridge expressly disclaim any intention or obligation to update or revise any forward-looking information in this news release, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

For further information please contact:

Rudi P. Fronk, Chairman and CEO
Seabridge Gold Inc.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email: info@seabridgegold.net

John Zbeetnoff, President and CEO
SnipGold Corp.
Tel: (604) 681-3989  ·  Fax: (604) 681-3557
Email: info@snipgoldcorp.com